Exhibit 99.7

NICE Actimize Enhances Its Markets Surveillance Solution to Help
Firms Comply with MiFID II Microsecond Requirement for High Frequency Trading

New enhancement to solution safeguards firms from reputational damage and fines that can result from market abuse and compliance breaches

Hoboken, N.J. – April 17, 2018 – MiFID II, which went into effect on January 3rd, requires firms to monitor communications and transactions for Market Abuse and sets a higher bar for High Frequency Trading, requiring such trading activity to be monitored at the microsecond level. Firms that do not comply with this stipulation risk fines, or worse, reputational damage if market abuse goes undetected. To address this, NICE Actimize, a NICE (Nasdaq:NICE) business and the leader in Autonomous Financial Crime Management, has enhanced its Market Surveillance Solution to help firms comply with the MiFID II microsecond requirement, while improving firms’ ability to detect and mitigate market abuse.

High Frequency Trading (HFT), a type of trading that uses computers to execute large volumes of orders at very fast speeds, is prone to market manipulation because programs and algorithms can be easily altered by a single ‘bad actor’ with malicious intentions. While the volume and velocity of high-speed, automated trading can make market abuse more difficult to detect, the resulting impact can be extremely damaging. Small price manipulations can net enormous profits for an unscrupulous individual over condensed time periods. MiFID II’s microsecond requirement was created to address this very problem. NICE Actimize’s Markets Surveillance Solution enables firms to adhere to the MiFID II microsecond requirement by:

•	Ingesting transactional and trade records from Order Management and Execution Management systems at the microsecond level for all High Frequency Trades, and;
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Analyzing High Frequency Trading data at the microsecond level to detect market abuse. The solution uses NICE Actimize’s best-in-class detection analytics (e.g. for Insider Trading, Ramping, Spoofing, Layering, Quote Stuffing, Momentum Ignition, Front Running, etc.), and because the analytics are run on data captured at the microsecond level, detection accuracy is increased while false positives are reduced.

“Because High Frequency Trading is executed in extremely high volumes at extremely rapid speeds, it really demands greater granularity and precision with respect to monitoring transactions,” said Chris Wooten, Executive Vice President, NICE. “With NICE Actimize’s Market Surveillance Solution, firms can have complete confidence in their ability to comply with the MiFID II microsecond requirement around monitoring High Frequency Trades, while safeguarding their firms’ reputations from the scourge of market abuse.”

Visit NICE Actimize’s booth #22 at TradeTech Europe 2018 to learn now NICE Actimize’s Holistic Trade Compliance platform helps protect financial services organizations by enabling regulatory trade compliance through automation and intelligence.

About the NICE Actimize Markets Surveillance Solution
The NICE Actimize Markets Surveillance solution provides comprehensive surveillance capabilities to enable global regulatory compliance across products and markets. The solution’s proven analytics and flexible data architecture allow banks to benefit from fully automated surveillance and end-to-end workflow management, investigation and auditing capabilities, reporting and dashboards. The solution can be deployed on premise (Markets Surveillance Enterprise) or in the cloud (Markets Surveillance Cloud). Fifty-five banks, including eight of the ten largest banks (based on assets under management) rely on NICE Actimize’s Markets Surveillance Solution for their global regulatory compliance needs. More information at https://www.niceactimize.com/compliance/market-surveillance.html.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us atwww.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
 NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354 ir@nice.com

Yisca Erez
+972-9-775-3798
 NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.